Daniel M. Moore Chief Administrative Officer, General Counsel and Secretary 248/619-3508 248/619-2894 fax

October 11, 2012

Stephen G. Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 6, 2012

File No. 000-22903

Dear Mr. Krikorian:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated September 13, 2012 with respect to the above referenced filings. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 39

1.	We note that your Indian subsidiaries hold $284 million in cash, cash equivalents and short term investments. Please confirm and disclose in future filings whether these amounts are held in US dollars. Further, tell us what consideration you have given to providing additional quantitative analysis to help investors understand the magnitude of market risk (e.g., sensitivity analysis). Ensure that you clearly describe how the company is managing its exposure to market risk. We refer you to Item 305 of Regulation S-K.

As at December 31, 2011, the Indian Subsidiaries held $284 million in cash, cash equivalent and short term investments. Out of this amount, $72 million were held in US dollars and the balance amounts were held in Indian rupees. In future filings we will disclose the breakup of such amounts held in US dollars and Indian rupees.

In future filings, the Company will include additional analysis on market risk such as the following which is based on the Company’s December 31, 2011 data: “Based upon a sensitivity analysis of the aggregated contracted principal amounts of our foreign exchange forward contracts outstanding at December 31, 2011, a 10.0% change in the Indian foreign currency exchange rate against the U.S. dollar with all other variables held constant would have resulted in a change in the fair value of approximately $0.2 million.

The Company manages exposure to market risk by investing in high-quality Indian Mutual Funds, by adhering to policies that limit the amount of credit exposure to any one issuer, by avoiding use of any derivative financial instruments, by entering into foreign exchange forward contracts and option contracts with only financially sound banks that have passed Syntel internal review to hedge no more than 100% of the Company’s India based entity revenue, and by generally, limiting foreign exchange forward contracts and option contracts to maturities of one to six months. The Company also specifically discloses any net gain or loss on contracts, which are not designated as hedges, under the heading of “Other Income” in the Statement of Income. In future filings the Company will provide information on these efforts to manage market risk.

19. Fair Value Measurements, page F-31

2.	We note that you have summarized your term deposits within a table at the end of this note. Tell us what consideration you gave to including the deposits that are short term investments within the first table that includes accounts recorded at fair value.

The Company considered including the deposits with banks within the first table but determined not to include the deposits in the Fair value table and instead have been shown the deposits under a separate table because the Company classifies term deposits with banks with original maturity of three months or less as Cash and Cash Equivalents. Term deposits with banks with an original maturity exceeding three months and whose maturity date is within one year from the date of the balance sheet are classified as short term investments. Term deposits with banks with an original maturity exceeding three months and whose maturity is not within one year from the date of balance sheet are classified under other non- current assets.

Form 10-Q For the Quarterly Period ending June 30, 2012

Financial Statements

3.	Tell us what consideration you gave to including a table within your footnotes that shows the changes in the balances of each component of accumulated comprehensive income as illustrated in ASC 220-10-55-15.

ASC 220-10-55-15 requires showing the changes in the balances of the components of accumulated comprehensive income. The Company shows all of these changes in balances both for the prior year and the current year and for both the prior three and six month periods directly in the Company’s Condensed Consolidated Statements of Comprehensive Income (under Other Comprehensive Income (Loss)) and in the Condensed Consolidated Statement of Shareholders’ Equity (under Accumulated Comprehensive Loss) in Item 1 of Part 1 of the Company’s 10Q rather than delaying that information and including it later in a footnote. The disclosure in the Statements of Comprehensive Income and the Statement of Shareholders’ Equity comply with ASC 220-10-55-15. In future filings we will also include each component wise change in balances of accumulated comprehensive income as illustrated in ASC 220-10-55-15. The proposed disclosure for June 30, 2012 would appear as below:

	(in thousands)
	Foreign Currency translation adjust	Gains (losses) on net investment- hedge derivatives	Unrealized Gains on Securities	Defined Benefit Plans	Accumulated Other Comprehensive Income
Beginning balance	$(68,235)	$(4,276)	$164	$(87)	$(72,434)
Current Period Change	(29,438)	(2,294)	150	6	(31,576)
Ending Balance	$(97,673)	$(6,570)	$314	$(81)	$(104,010)

Derivative Instruments and Hedging Activities, page 9

4.	We note that the Form 10-Q for the six months ending June 30, 2012 that you recorded forward contract losses of $3.48 million pertaining to intercompany related contracts as other comprehensive income (loss). Tell us how you determined that disclosure related to cash flow hedges pursuant to ASC 815-10-50 are not required.

The Company enters foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates and they are reported at fair value. The counterparty to these contracts is a bank. Forward contracts designated as hedges of net investments denominated in certain foreign currencies and changes in fair value are reported in the consolidated statements as other comprehensive income. Other forward contracts, primarily related to customer transactions, are not designated as hedges and changes in fair value are reported in current earnings as other income (loss).

In future filings the Company will provide the following additional disclosure pursuant to ASC 815-10-50 for derivatives and hedging activities. The language that is included below is based upon the June 30, 2012 and 2011 data.

NOTE x—DERIVATIVES

Foreign Exchange Forward Contracts: The Company enters foreign exchange forward contracts to mitigate risks of changes of foreign currency exchange rates. Foreign currency contracts designated as hedges of net investments in foreign operations were determined to be fully effective during all periods presented. As such, no amount of ineffectiveness has been included in net income.

Summary information about the forward contracts to sell US Dollars and buy Indian Rupees as of June 30 is as follows:

	June - 2012	June - 2011
Derivatives designated as net investment hedges:
Notional amounts (in millions)	$39	$12
Weighted exchange rate	INR 55.07	INR 47.08
Weighted average maturity	2 months	6 months
Fair values reported in:
Other assets (in millions)	$Nil	$0.25
Other liabilities (in millions)	$0.8	$Nil

The following table presents the net gains (losses) recorded in accumulated other comprehensive income relating to the foreign exchange contracts designated as net investment hedges for the periods ending June 30, 2012 and 2011.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2012	2011	2012	2011
	(In millions)		(In millions)
Gains (losses) recognized in OCI	$(3.48)	$0.27	$(2.29)	$1.14

	June - 2012	June - 2011
Derivatives not designated as hedges:
Notional amounts (in millions)	$51	$18
Weighted exchange	INR 54.78	INR 46.79
Weighted average maturity	2 months	5 months
Fair values reported in:
Other assets (in millions)	$Nil	$0.37
Other liabilities (in millions)	$1.37	$Nil

The following table presents the net gains (losses) recorded in other income and the Consolidated Statements of Income relating to the foreign exchange contracts not designated as hedges for the periods ending June 30, 2012 and 2011.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2012	2011	2012	2011
	(In Millions)		(In Millions)
Gains (losses) recognized in other income	$(4.4)	$0.39	$(3.39)	$1.39

Additional lines to include in OCI section of income statement:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2012	2011	2012	2011
	(In Millions)		(In Millions)
Gains and (losses) on derivatives
Gains and (losses) arising during period on net investment hedges	$(3.48)	$0.27	$(2.29)	$1.14

* * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (248) 619-3508 with any questions or if we can be of any assistance in completing your review of these responses.

Sincerely,

/s/ Daniel M. Moore

Daniel M. Moore

Chief Administrative Officer,

General Counsel and Secretary

Copied:	Prashant Ranade

Arvind Godbole

Byron Collier

Alex Wodka

D. Richard McDonald